4Less Group, Inc.

106 W. Mayflower

Las Vegas, Nevada 89030

FILED AS CORRESPONDENCE ON EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C.

December 9, 2020

Re:         Request for Qualification – 4Less Group, Inc.  (the “Company”) Offering Statement on Form 1-A, Amendment Number 4 (File Number 024-11326)

Dear Sir or Madam:

The Company respectfully requests that the above-referenced Form 1-A be qualified by the Securities and Exchange Commission by 4:00 p.m., Monday, December 14, 2020.

Please contact our securities counsel, Frederick M. Lehrer, at (561) 706-7646 or flehrer@securitiesattorney1.com, should you have any questions regarding this request for qualification.

Thank you.

Sincerely yours,

/s/ Tim Armes

By: Tim Armes

Chief Executive Officer